SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
______________________

Report of Foreign Private Issuer

______________________

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 5, 2008

______________________

ACTIONS SEMICONDUCTOR CO., LTD.

______________________

15-1, No. 1 HIT Road
Tangjia, Zhuhai
Guangdong, 519085
The People’s Republic of China
(86-756) 339-2353

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcements dated August 5, 2008, relating to Company’s financial results for the three months ended June 30, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

By:	/S/ Patricia Chou
Name:	Patricia Chou
Title:	Chief Financial Officer

Dated: August 5, 2008

Actions Semiconductor Reports Second Quarter 2008 Results

ZHUHAI, China, August 4, 2008 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported financial results for the second quarter ended June 30, 2008.

All financial results are reported on a U.S. GAAP basis.

Revenue for the second quarter of 2008 was $26.6 million, as compared to revenue of $25.2 million for the first quarter of 2008, and $27.0 million for the second quarter of 2007.

Net income for the second quarter of 2008 was $7.7 million, or $0.09 per ADS, compared to $10.8 million, or $0.13 per ADS for the first quarter of 2008, and compared to $9.8 million, or $0.11 per ADS for the second quarter of 2007. The second quarter results include a one-time charge of approximately $2.0 million associated with the acquisition of a 2D graphic in-process technology from Hi-Trend Technology (Shanghai) Co., Ltd. (Hi-Trend), a Chinese IC design house with graphics expertise, during the quarter.

Actions Semiconductor reported gross margin of 50.1% and operating margin of 16.7% for the second quarter of 2008. The Company ended the quarter with $127.8 million in cash and cash equivalents together with restricted cash and time deposits. Marketable securities at the end of the quarter was $140.0 million.

“Our solid results this quarter were driven by a strong ramp in sales of our products to emerging markets, such as South America, Russia and India, coupled with a lower than expected average selling price erosion during the quarter,” commented Nan-Horng Yeh, Chief Executive Officer of Actions Semiconductor. “We began the product upgrade from the Series 9 to the Series 11 chipset for the mainstream segment and reached the shipment milestone of 100,000 units per month in this new product category during the quarter. We also employed a 30-person engineering team from Hi-Trend, and have fully integrated it into our Shanghai and Zhuhai R&D centers.

“We continued to expand our international and brand name presence with two significant achievements announced during the quarter. We enhanced our long term partnership with Coby Electronics Corporation on its new line of PMPs for the U.S. market and we were selected as the exclusive chip provider to China’s MPR (MPEG Reader) technology developer, Shenzhen MPR Times Technology Co. Ltd. These partnerships are a testament to the industry leading caliber of our technology and reflect our commitment to expanding the use of our SoC solutions globally. Looking to the second half of 2008, we are encouraged by the opportunities to expand our market presence,” concluded Mr. Yeh.

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking, and actual results may differ materially. The company undertakes no obligation to update these statements.

For the third quarter ended September 30, 2008, Actions Semiconductor estimates revenue in the range of $26 to $28 million, and fully diluted earnings per ADS of $0.11 to $0.13. The third quarter 2008 estimates include a pre-tax share-based compensation expense in the range of $0.9 to $1.0 million.

Conference Call Details

Actions Semiconductor’s Second Quarter teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Monday, August 4, 2008. To participate in the live call, analysts and investors should dial 866-277-1181 (within U.S.) or 617-597-5358 (outside U.S.) and enter passcode 92168197 at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available to investors through August 11, 2008, by dialing 888-286-8010 (within U.S.) or 617-801-6888 (outside U.S.) and entering the passcode 24602555.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information

Investor Contacts:
Lisa Laukkanen	Ernie Huang
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	ernie@actions-semi.com
415-217-4967	+86 756 3392353 ext 1095

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	At June 30, 2008	At March 31, 2008	At December 31, 2007
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	126,745	121,068	72,054
Time deposits	266	1,692	2,613
Restricted cash	775	-	1,782
Marketable securities	139,973	129,243	165,317
Accounts receivable, net	5,674	5,634	6,046
Notes receivable	194	-	372
Inventories	7,400	9,873	12,542
Prepaid expenses and other current assets	2,659	2,435	2,479
Deferred tax assets	902	573	739
Total current assets	284,588	270,518	263,944

Other investments	7,330	7,908	7,760
Rental deposits	86	62	79
Property, plant and equipment, net	6,683	6,737	6,436
Land use right	1,589	1,562	1,509
Acquired intangiable assets, net	5,510	5,543	5,849
Deposit paid for acquisition of property, plant and equipment	-	-	27
Deferred tax assets	233	-	-

TOTAL ASSETS	306,019	292,330	285,604

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable	8,318	6,927	12,334
Accrued expenses and other current liabilities	6,946	4,438	9,435
Other liabilities	496	706	884
Loan from minority shareholder	1,500	1,500	-
Short-term bank loan	-	-	1,519
Income tax payable	565	962	749
Deferred tax liabilities	82	84	-
Total current liabilities	17,907	14,617	24,921

Other liabilities	729	642	686
Deferred tax liabilities	917	554	-

Total liabilities	19,553	15,813	25,607

Minority interest	174	132	204

Shareholders' equity:
Ordinary shares	1	1	1
Additional paid-in capital	41,592	43,158	43,679
Accumulated other comprehensive income	19,680	15,919	9,628
Retained earnings	225,019	217,307	206,485

Total shareholders' equity	286,292	276,385	259,793

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	306,019	292,330	285,604

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED INCOME STATEMENT
(in thousands of U.S. dollars,except per share amounts)

	Three months ended June 30,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	26,586	26,963	51,779	57,254
Cost of revenues	(13,271)	(14,338)	(25,091)	(28,676)
Gross profit	13,315	12,625	26,688	28,578
Other operating income	245	100	577	372
Operating expenses:
Research and development	(5,834)	(2,550)	(9,588)	(5,257)
General and administrative	(2,873)	(2,901)	(4,721)	(5,268)
Selling and marketing	(418)	(377)	(826)	(752)
Total operating expenses	(9,125)	(5,828)	(15,135)	(11,277)
Income from operations	4,435	6,897	12,130	17,673
Other income	885	1,292	2,412	2,641
Interest income	2,822	1,836	5,345	3,494
Interest expense	-	(19)	(4)	(42)
Income before income taxes, equity in net income(loss) of an affiliate and minority interests	8,142	10,006	19,883	23,766
Income tax	(385)	(330)	(1,376)	(1,400)
Equity in net income(loss) of an affiliate	-	56	-	36
Minority interests	(45)	47	27	92
Net income	7,712	9,779	18,534	22,494

Net income per share:
Basic and diluted per share:	0.02	0.02	0.04	0.04

Basic and diluted (per ADS)	0.09	0.11	0.22	0.26

Weighted-average shares used in computation:
Basic and diluted	506,576,005	515,661,372	507,148,405	515,844,756

Weighted-average ADS used in computation :
Basic and diluted	84,429,334	85,943,562	84,524,734	85,974,126

Note:Stock compensation recorded in each expense classification above is as follows:
Cost of revenues	20	-	20	-
Research and development	248	-	248	-
General and administrative	117	-	117	-
Selling and marketing	23	-	23	-

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended June 30, 2008	Six months ended June 30, 2008	Six months ended June 30, 2007
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net income	7,712	18,534	22,494
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	518	993	726
Amortization of acquired intangible assets	770	1,574	1,002
Loss on disposal of property, plant and equipment	62	62	315
Gain on disposal of intangible assets	-	-	(18)
Gain on disposal of other investment	(6)	(6)	-
Fair value of the stock options	408	408	-
Minority interests	42	(30)	(92)
Deferred taxes	(199)	605	144
Equity in net loss of an affiliate	-	-	(36)
Changes in operating assets and liabilities:
Accounts receivable	(40)	372	(522)
Notes receivable	(194)	193	1,650
Inventories	2,653	5,795	(6,349)
Prepaid expenses and other current assets	381	464	2,031
Amount due from an affiliate	-	52	58
Accounts payable	1,234	(4,665)	(6,231)
Accrued expenses and other current liabilities	1,165	(5,433)	(5,284)
Income tax payable	(418)	(229)	(1,701)
Rental deposits	(23)	(3)	8
Net cash provided by operating activities	14,065	18,686	8,195

Investing activities:
Increase in other investment	(35)	(115)	(3,937)
Proceeds from disposal of property, plant and equipment	-	-	31
Proceeds from disposal of intangible assets	-	-	64
(Increase)decrease in marketable securities	(7,837)	35,143	(34,535)
Purchase of property, plant and equipment	(375)	(857)	(1,299)
Purchase of intangible assets	(313)	(608)	(1,839)
(Increase)decrease in restricted cash	(775)	1,079	(2,997)
Decrease(increase) in time deposits	1,460	2,484	6,213
Cash (used in) provided by investing activities	(7,875)	37,126	(38,299)

Financing activities:
Proceeds from short-term bank loans	-	-	1,547
Repayment of short-term bank loans	-	(1,580)	-
Proceeds from loan from minority shareholders	-	1,500	(10)
Advance subsidy from local authorities of Zhuhai,the PRC	(153)	(438)	182
Repurchase of ordinary shares	(1,974)	(2,495)	(1,004)
Cash (used in) provided by financing activities	(2,127)	(3,013)	715

Effect of exchange rate changes on cash	1,614	1,892	998

Net increase(decrease) in cash and cash equivalents	5,677	54,691	(28,391)

Cash and cash equivalents at the beginning of the period	121,068	72,054	137,778
Cash and cash equivalents at the end of the period	126,745	126,745	109,387